News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT)
7 November 2013

INTERIM MANAGEMENT STATEMENT

Reed Elsevier, the global professional information company, has today issued a statement relating to the first nine months trading performance and reaffirming the full year outlook for 2013.

•	First nine months underlying revenue growth was +3% (also +3% excluding biennial exhibition cycling).

•	The evolution of our portfolio has continued. Since the interim results we have announced a number of acquisitions of small content and data assets, including Enclarity and Mapflow in Risk Solutions. We have completed additional disposals including RBI Italy and a number of other small assets across business areas.

•	Reed Elsevier’s financial position remains strong with good cash generation. We have completed £550m of share buy backs so far this year, and intend to complete the remainder of the previously announced £600m total by the end of the year.

•	Full year outlook: The outlook remains unchanged, with underlying revenue, operating profit, and earnings growth on track for the full year.

In a mixed macro economic environment, positive underlying growth trends were maintained across all major business areas in the first nine months of 2013.

Scientific, Technical & Medical

•	Underlying revenue growth +2%.

•	Article submissions and usage grew strongly. Primary research subscriptions, scientific databases & tools, and clinical solutions all grew well. Sales of print books to individuals and pharma promotion revenues continued to decline.

•	Full year outlook: We remain on track to deliver modest underlying revenue growth for the full year.

Risk Solutions & Business Information

•	Risk Solutions and Business Information achieved a combined +6% underlying revenue growth.

Risk Solutions

•	Underlying revenue growth +8%.

•	All business segments continued to achieve strong growth in the first nine months, with good growth in both established and recently developed services in insurance, and strong demand for fraud detection services in government markets. Good growth in business services was maintained, despite some slowdown in the US mortgage refinancing market.

•	Full year outlook: Some uncertainty remains in financial and government markets, but overall we expect good growth to continue for the remainder of the year.

Business Information

•	Underlying revenue growth +3%.

•	Major Data Services continued to achieve strong growth, primarily driven by Accuity and ICIS. Leading Brands remained stable despite weak print advertising markets.

•	Full year outlook: We expect the growth trends achieved in the first nine months to continue for the remainder of 2013.

Legal

•	Underlying revenue growth +1%.

•	Customer markets remained subdued in the US and Europe, with online growth largely offset by print declines. Good progress has been made on the continued roll out of new platforms and applications, and on the initial decommissioning of old infrastructure.

•	Full year outlook: We expect our customer markets to remain subdued, limiting the scope for revenue growth.

Exhibitions

•	Underlying revenue growth including biennial cycling +5% (+10% excluding cycling).

•	The strong underlying growth rates for the first nine months benefited from around three percentage points of positive timing and mix effects which are expected to unwind in the full year. Growth continued to be modest in Europe, and strong in the US, Japan, Brazil, China, and other markets.

•	Full year outlook: The outlook for growth remains limited in Europe and good in the US and Japan. In other markets the outlook is strong, albeit slightly below recent high levels.

-ENDS-

Enquiries

Paul Abrahams (Media) Tel: +44 20 7166 5724	Colin Tennant (Investors) Tel: +44 20 7166 5751

FORWARD-LOOKING STATEMENTS
This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Notes to editors
About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 28,500 people of whom half are in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £19bn/€22bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.